UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14534

Precision Drilling Corporation
(Translation of registrant's name into English)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Precision Drilling Corporation
(Registrant)

Date: June 29, 2026	/s/ Dustin D Honing
Dustin D Honing
Chief Financial Officer

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING CORPORATION 2026 SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST